AB 3/17

plo 3/7

SEC Mail Processing Section FEB 28 2011 Washington, DC 106

11017400

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 34th floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue (Address) New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section FEB 28 2011 Washington, DC 106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Feig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires 11/26/14

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 16th DAY OF Feb. 2011

BY

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN CAPITAL LLC

CONTENTS

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members of
S. Goldman Capital LLC

We have audited the accompanying statement of financial condition of S. Goldman Capital LLC (the "Company") as of December 31, 2010, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under Commodity Exchange ("CEAct"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. Goldman Capital LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MLGW, LLP

New York, New York

February 23, 2011

S. GOLDMAN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 212,280
Fees receivable	106,873
Due from clearing brokers	1,365,624
Securities owned, at market value	869,866
Prepaid expenses	9,839
Total Assets	$ 2,564,482

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 39,716
Income taxes payable	6,200
Deferred income taxes payable	3,300
Total liablities	49,216
Members' equity	2,515,266
Total Liabilities and Members' Equity	$ 2,564,482

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN CAPITAL LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 1,759,578
Trading gains	991,620
Underwriting fees	392,546
Other income	234,384
Total Revenues	3,378,128
EXPENSES	
Compensation and overhead allocation	978,612
Trade clearing and execution expense	422,443
Market data fees	122,204
Rent and occupancy costs	100,479
Professional and consulting fees	266,202
Regulatory fees	22,804
Interest and dividend expense	62,446
Other operating expenses	49,376
Total Expenses	2,024,566
Income Before Provision for Income Taxes	1,353,562
PROVISION FOR INCOME TAXES	
Income tax expense -current	6,200
Iincome tax expense -deferred	3,300
Total provision for income taxes	9,500
Net income	1,344,062
Members' Equity - January 1, 2010	1,314,204
Members' Distributions	(143,000)
Members' Equity - December 31, 2010	$ 2,515,266

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,344,062
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in feess receivable	(106,873)
Increase in due from clearing brokers	(848,141)
Increase in securities owned, at market value	(37,860)
Increase in prepaid expenses	(3,081)
Decrease in accrued expenses and other liabilites	(18,787)
Increase in income taxes payable	6,200
Increase in deferred income taxes payable	3,300
Net Cash Provided by Operating Activities	338,820
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(143,000)
Net Increase in Cash and Cash Equivalents	195,820
Cash and Cash Equivalents - January 1, 2010	16,460
Cash and Cash Equivalents - December 31, 2010	$ 212,280

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Capital LLC (the "Company") was organized as a limited liability company on January 2, 2007 under the laws of the State of New York and is subject to the provisions of the New York State Limited Liability Company Act. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on December 7, 2007. The Company became a registered introducing broker-dealer with the National Futures Association (the "NFA") on September 25, 2009 and became a registered introducing broker-dealer with the BATS Y-Exchange ("BATS") on December 12, 2010. The Company operates primarily as an introducing broker for which it earns commissions and trading for its own account. The members share profits and losses equally and each member's liability is limited. The Company continues indefinitely until such time it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

c) Due from Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. The Company does not carry accounts for customers or perform custodial functions related to customer securities. The Company may borrow funds from the brokers in order to purchase securities for its own account. The Company is charged interest on borrowed funds until repaid. The Company is required to maintain a deposit with a clearing broker of $1,000,000 of which $250,000 may not be used for computing net capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Securities Transactions

The Company records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at fair market value.

e) Underwriting Fees

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting income and related expenses are recorded when the underlying transaction is completed and the income is reasonably determinable.

f) Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"), effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2 - Pricing inputs are other' than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Investments, at Fair Value (cont'd)

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

At December 31, 2010, the Company's investments totaling $869,866 are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

g) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, the Company is liable for NYC Unincorporated Business Taxes ("UBT").

The provision for New York City Unincorporated Business Taxes consists of the following:

Current	$ 6,200
Deferred	3,300
	$ 9,500

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. RELATED PARTY TRANSACTIONS

The Company pays a monthly fee to an entity, which is wholly owned by the one of the members of the Company. The monthly payment represents the Company's allocable share of rent, utilities and escalations. The total paid to the affiliate totaled approximately $94,000 for the year ended December 31, 2010.

The Company has an expense sharing agreement with an entity that is 100% owned by one of its members. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to the affiliate for use of the facilities and personnel. Such costs totaling approximately $134,000 have been classified on the statement of income in the compensation and overhead category.

4. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

5. COMMITMENTS AND CONTINGENCIES

The Company modified its operating lease for its Westchester office space during 2009. The lease is on a month to month basis and the minimum monthly rent is $500. The Company also assumed rental obligations from an affiliate for its current New York City location during 2010. The monthly base rent for this location is $13,386. Rent expense incurred for both locations was approximately $100,000 for the year ended December 31, 2010.

Future minimum annual rental payments required under the New York City lease are as follows:

Year Ended December 31,	
2011	$ 80,316

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $1,971,409 which was $1,871,409 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .023 to 1.

SUPPLEMENTAL INFORMATION

SCHEDULE I

S. GOLDMAN CAPITAL LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL	
Total members' equity as of December 31, 2010	$ 2,515,266
ADDITIONS	
Deferred income tax payable	3,300
DEDUCTIONS AND/OR CHARGES	
Non allowable assets	366,712
Haircuts on securities and money market funds	180,445
Total deductions and/or charges	547,157
NET CAPITAL	$ 1,971,409
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 1,871,409
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 45,916
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.023:1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2010 and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing as of December 31, 2010.

Net Capital as Reported in the Company's (Unaudited) FOCUS Report	$ 1,980,658
Adjustments to:	
Accrued expenses and other liabilities	(2,683)
Income taxes payable	(6,200)
Haircuts on securities and money market funds	(366)
NET CAPITAL	$ 1,971,409

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) of the rule.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AND CFTC REGULATION 1.16

The Board of Directors and Members of
S. Goldman Capital LLC

In planning and performing our audit of the financial statements of S. Goldman Capital LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CTFC.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and

related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CTFC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and third paragraphs of this report are considered by the SEC and CTFC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the SEC, the CFTC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and should not be used by anyone other than these specified parties.

MZ/BW, LLP

New York, New York
February 23, 2011

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Members of
S. Goldman Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by S. Goldman Capital LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries i.e., cash disbursements journal and general ledger at December 31, 2010 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, income statement and general ledger noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, income statement and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MLGW LLP

New York, New York
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067702 FINRA DEC
S GOLDMAN CAPITAL LLC 8*8
825 3RD AVE 34TH FL
NEW YORK NY 10022-7519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GERALD JAEGER 212-404-5732

2. A. General Assessment (item 2e from page 2) $ 7,317
B. Less payment made with SIPC-6 filed (exclude interest) (4,634)
7-21-2010
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 2,683
E. Interest computed on late payment (see instruction E) for______days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 2,683
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,683
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

S GOLDMAN CAPITAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief FINANCIAL OFFICER
(Title)

Dated the 24th day of FEBRUARY, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,378,128
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		349,018
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		40,013
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 62,447	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ Ø	
Enter the greater of line (i) or (ii)		62,447
Total deductions		451,478
2d. SIPC Net Operating Revenues		$ 2,926,650
2e. General Assessment @ .0025		$ 7,317

(to page 1, line 2.A.)

S. GOLDMAN CAPITAL LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL DECEMBER 31, 2010